Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57537-0018-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

September 12, 2006

Delivered and via facsimile (to (202) 772-9206)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010

Attention:       Ms. Tangela Richter (for the Assistant Director)

Dear Ms. Richter:

Re:

Power Air Corporation (the "Company")
File No. 333-134952
Filing of Amendment No. 2 to Form SB-2 recently filed on August 24, 2006
Final Response and Acceleration Request for Registration Statement

            We are counsel for the above-referenced Company and we are writing in furtherance of our most recent response letter, dated August 24, 2006, enclosing "Amendment No. 2 to the Company's Registration Statement on Form SB-2 (the "Registration Statement) in this matter, and further to our most recent telephone conversation of earlier today (Ms. Richter/Mr. Deutsch) respecting the same.

Final SEC Comment Response

            Further to our most recent response letter and telephone conversation, we reaffirm, on behalf of the Company, and in light of the follow-up comment of today of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") respecting the Company's previous response to comment numbered "2." as set forth in the SEC's most recent comment letter dated August 17, 2006, that Company now intends to amend and immediately file its existing Form 10-QSB for the first quarter ended March 31, 2006 to provide for the following additional and amended disclosure to be contained under the section captioned "Internal Controls Over Financial Reporting" under existing "Item 3. Controls and Procedures" therein, as follows:

"Internal Controls Over Financial Reporting

As described above, in our Quarterly Report on Form 10-QSB for the three month period ended December 31, 2005, we identified a material weakness in our disclosure controls and procedures resulting solely from a material weakness in our internal controls over financial reporting. The material weakness related to two large post-closing adjustments recorded by us in connection with the valuation and classification of common shares issued by us under the share exchange agreement relating to the acquisition of our wholly owned subsidiary, Power Air Tech, Inc., in September 2005. These shares were issued to H. Dean Haley for agreeing to act as our Chief Operating Officer upon completion of our reverse merger transaction with PAT. We had originally put no value on these shares and treated them as part of the reverse merger transaction. Subsequently, we and our independent auditors agreed that the shares were required to be valued and charged as an expense. During the quarter ended March 31, 2006, we remediated this material weakness by instituting additional internal controls over our financial reporting whereby we will seek independent financial accounting advice in connection with any unusual accounting entries surrounding equity or debt issuances and valuations and the related accounting treatment therefor to ensure the proper valuation and classification of these transactions in our consolidated financial statements.

Other than as described immediately hereinabove, there have been no other changes in our internal controls over financial reporting that occurred during our most recent quarterly period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.".

            In this regard we reaffirm, on behalf of the Company, that the Company will ensure that revised certifications accompany the proposed Form 10-QSB/A filing by the Company which should be completed shortly.

            We trust that each of the foregoing is now clear and satisfactory for this point in time and, in addition, will satisfy the follow-up comment of Staff. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

Acceleration Request

            In the interim, and as previously communicated (by way of telephone conversation today with Ms. Tangela Richter), we now take this opportunity to enclose, on behalf of the Company, a further copy of the Company's previously filed and written acceleration request to the SEC, dated as at September 8, 2006, to the effect that its Registration Statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Tuesday, September 12, 2006, or as soon thereafter as is practicable. In this regard we confirm that the Company's enclosed acceleration request acknowledges that:

"(a)     we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b)     should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)     the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)     the Company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.".

            On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we remain, always,

            Yours very truly,

            Thomas J. Deutsch
            for Lang Michener LLP

TJD

Enclosures
ec:               The Company (w/copy of Enclosures)